SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2014

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒            Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS	3

FORWARD-LOOKING STATEMENTS	3

SIGNATURES	5

EXHIBITS

Exhibit Number

1	Announcement dated July 11, 2014 in respect of the Establishment of China Communications Facilities Services Corporation Limited.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including those relating to the Company’s networks, products and services, as well as sales and marketing, in particular, such networks, products and services, sales and marketing in respect of the Company’s 3G and 4G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G and 4G services; and future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G and 4G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G and 4G services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	the results of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; and

•	changes in the political, economic, legal, tax and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: July 14, 2014

	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Announcement on the Establishment of

China Communications Facilities Services Corporation Limited

China Unicom (Hong Kong) Limited (the “Company”) refers to the announcement dated 30 April 2014 in which the Company announced that it was in preliminary discussions with the other two telecommunications operators in Mainland China regarding the joint establishment of a tower facilities company. This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

On 11 July 2014 (after trading hours), the Company (through China United Network Communications Corporation Limited (“CUCL”), a wholly-owned subsidiary of the Company) entered into a promoters’ agreement with the subsidiary of China Mobile Limited (stock code: 0941) and China Telecom Corporation Limited (stock code: 0728) to establish China Communications Facilities Services Corporation Limited. Pursuant to the promoters’ agreement, the Company will subscribe for 3.01 billion shares at a par value of RMB1.00 per share in the registered capital of China Communications Facilities Services Corporation Limited in cash, representing 30.1% of the registered capital of China Communications Facilities Services Corporation Limited.

Details of China Communications Facilities Services Corporation Limited

Details of China Communications Facilities Services Corporation Limited are set out as follow:

Company Name:	China Communications Facilities Services Corporation Limited

Registered capital:	RMB10 billion

Legal status:	Joint stock limited company established under PRC laws

Business scope:	Construction, maintenance and operation of telecommunications towers; construction, maintenance and operation of ancillary facilities including base station control rooms, power supplies, air conditioning and interior distribution system; and providing outsourcing services for base station equipment maintenance.

The shareholding structure immediately upon the establishment of China Communications Facilities Services Corporation Limited is as follows:

No.	Name of Shareholder	Number of Shares Subscribed	Shareholding Percentage
1	China Mobile Communication Company Limited (a subsidiary of China Mobile Limited)	4.00 billion shares	40.0%
2	CUCL	3.01 billion shares	30.1%
3	China Telecom Corporation Limited	2.99 billion shares	29.9%

	Total	10.00 billion shares	100.0%

Reasons and benefits of establishing China Communications Facilities Services Corporation Limited

The Company is of the view that the establishment of China Communications Facilities Services Corporation Limited will reduce duplication and redundant construction of telecommunications towers and related telecommunications infrastructure in the telecommunications industry in China; increase industry-wide investment return; promote resources sharing of telecommunications infrastructure; ease the difficulty arising from site selection of telecommunications towers; enhance the Company’s ability to grow organically through efficient use of resources; and further promote resources conservation and environmental protection. The establishment of China Communications Facilities Services Corporation Limited will also allow the Company to reduce its overall investment scale; utilise existing assets with greater efficiency; save capital expenditure; optimise cash management; focus on its core operations; improve the Company’s competitiveness; and expedite the Company’s transformation and upgrade.

Future plan

The parties to the promoters’ agreement are at a preliminary stage of considering the injection of certain telecommunications assets into China Communications Facilities Services Corporation Limited. Any such asset injection, as and when carried out, will be subject to compliance with the applicable legal and regulatory requirements (including, but not limited to, the Listing Rules). Further announcement(s) will be made by the Company as appropriate.

By Order of the Board of
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary

Hong Kong, 11 July 2014

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny

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